April 20, 2026

Jerome E. Schwind
Chief Executive Officer
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, MI 48858

       Re: Isabella Bank Corporation
           Registration Statement on Form S-3
           Filed April 16, 2026
           File No. 333-295098
Dear Jerome E. Schwind:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Josh T. McNulty, Esq.